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                            SCHEDULE 14A INFORMATION
          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                             (AMENDMENT NO.      )

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                               SAFETY-KLEEN CORP.
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                (Name of Registrant as Specified in Its Charter)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
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    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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          LAIDLAW ENVIRONMENTAL EXTENDS OFFER - INITIATING COURT ACTION


COLUMBIA, SOUTH CAROLINA...FEBRUARY 26, 1998. Laidlaw Environmental Services, Inc. (NYSE:LLE) today announced that it has further extended its exchange offer for Safety-Kleen Corp. (NYSE:SK) to 12:00 p.m. Midnight, New York City time on Monday, March 9, 1998.

         LLE also announced that given the decision by SK's Board to adjourn to March 9, 1998 the February 25, 1998 special meeting (which was the continuation of the originally scheduled but adjourned February 11, 1998 special meeting) and LLE's understanding that less than 50% of the SK shareholders voted to support the Philip Group merger proposal, LLE will commence the process to seek injunctive relief in Chicago Federal Court to remove the obstacles SK's Board will not remove.

         Commenting on the situation, Mr. Kenneth W. Winger, LLE's president and chief executive officer, said:

         "Inasmuch as the SK Board has disregarded the opinion of its financial advisor, William Blair & Co., and has ignored the conclusion of Institutional Shareholder Services that our offer is superior, I suppose we should not be surprised by yesterday's actions. Based on the voting at yesterday's meeting, the SK shareholders do not support the Philip Group merger proposal. It's time for us to return to court and demand that the SK Board be compelled in good faith to recognize the will of their shareholders. Based on SK management's admonition to their shareholders last week that a "FAILURE TO VOTE IS THE SAME AS VOTING NO", we believe a majority of the SK shareholders effectively have voted against the Philip Group merger proposal, despite representations to shareholders by SK management earlier in the week that SK was very close to securing sufficient support to approve the merger."

         Also commenting on these latest developments, Mr. James R. Bullock, LLE's chairman and the president and chief executive officer of Laidlaw Inc. (NYSE:LDW), said:

         "LLE remains fully committed to its planned acquisition of SK. Our latest extension provides ample time for the SK Board to stop stonewalling and disregarding the will of the majority of SK shareholders. If the SK Board removes the impediments it has in place to the completion of the LLE offer for SK, we believe LLE's offer will enjoy overwhelming acceptance.

         "The SK Board has stated that one of the reasons for adjourning yesterday's special meeting was to remove the uncertainty surrounding the possible effect on Philip's financing by the release of Philip's audited financial statements on March 4, 1998. We believe the issue is not whether Philip can ultimately secure financing, but whether there are not two-thirds of the SK shareholders willing to be coerced by the SK Board into accepting $27 when a superior offer is available."

         Laidlaw Environmental Services is the leading provider of hazardous and industrial waste management services to industry and government. The company operates from more than 100 locations throughout North America.



SOURCE Laidlaw Environmental Services, Inc.

CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc., 803-933-4210